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Exhibit 99.2

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Years ended April 30, 2003, 2002 and 2001

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Leitch Technology Corporation as at April 30, 2003 and 2002 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three-year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada May 30, 2003	Chartered Accountants

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)
April 30, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$18,560	$7,942
Accounts receivable	29,916	49,403
Inventory (note 7)	56,873	65,052
Future income taxes (note 12)	5,705	4,937
Income taxes recoverable	1,153	2,989
Prepaid expenses and other assets	6,128	7,225

	118,335	137,548
Capital assets (note 8)	47,403	60,675
Future income taxes (note 12)	20,020	19,176
Investments in partly owned businesses (note 5)	1,708	1,777
Acquired technology (note 2)	—	15,258
Goodwill (note 2)	—	73,824

	$187,466	$308,258

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$24,837	$38,162
Future income taxes (note 12)	—	2,437
Income taxes payable	39	—

	24,876	40,599
Future income taxes (note 12)	5,407	6,659
Shareholders' equity:
Capital stock (note 9)	214,066	214,066
Cumulative translation account	841	6,162
Retained earnings (deficit)	(57,724)	40,772

	157,183	261,000
Commitments and contingencies (note 17)

	$187,466	$308,258

        On behalf of the Board:

(Signed) ALBERT GNAT Director	(Signed) STAN KABALA Director

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Revenue	$179,981	$198,242	$218,168
Cost of goods sold	90,334	93,548	98,688

Gross margin	89,647	104,694	119,480
Expenses:
Selling and administrative	68,411	69,782	64,354
Gross research and development	36,760	37,353	32,725
Investment tax credits	(3,532)	(3,516)	(3,107)
Interest income, net	(144)	(260)	(1,808)

	101,495	103,359	92,164

Earnings (loss) from continuing operations before amortization, equity interests and income taxes	(11,848)	1,335	27,316
Write-down and amortization (note 2):
Goodwill	73,824	—	4,803
Acquired technology	15,258	5,801	2,314
Equity interest in losses (earnings) of partly owned businesses (note 5)	(189)	30,245	9,046

Earnings (loss) from continuing operations before income taxes	(100,741)	(34,711)	11,153
Income taxes (recovery) (note 12)	(2,245)	382	8,505
Income taxes (recovery) — partly owned businesses (note 12)	—	2,133	(2,148)

	(2,245)	2,515	6,357

Earnings (loss) from continuing operations	(98,496)	(37,226)	4,796
Loss from discontinued operations, net of tax benefit (note 3)	—	(2,099)	(2,478)
Estimated loss on disposal of discontinued operations, net of tax benefit (notes 2 and 3)	—	(5,347)	—

Net earnings (loss)	$(98,496)	$(44,672)	$2,318

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (continued)

(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Earnings (loss) per share from continuing operations:
Basic	$(3.31)	$(1.25)	$0.17
Diluted	(3.31)	(1.25)	0.17

Earnings (loss) per share:
Basic	$(3.31)	$(1.50)	$0.08
Diluted	(3.31)	(1.50)	0.08

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782	28,577
Diluted	29,782	29,782	28,781

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

Consolidated Statements of Retained Earnings (Deficit)
(In thousands of Canadian dollars)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Retained earnings, beginning of year	$40,772	$85,444	$83,126
Net earnings (loss)	(98,496)	(44,672)	2,318

Retained earnings (deficit), end of year	$(57,724)	$40,772	$85,444

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Earnings (loss) from continuing operations Items not involving cash:	$(98,496)	$(37,226)	$4,796
Depreciation	13,184	9,966	9,195
Future income taxes	(5,301)	(4,129)	(7,201)
Amortization of goodwill and acquired technology	6,013	5,801	7,117
Write-down of goodwill and acquired technology	83,069	—	—
Equity interest in losses (earnings) of partly owned businesses	(189)	30,245	9,046
Loss (gain) on disposal of capital assets	272	(406)	(1,138)
Non-controlling interest	—	—	45
Net change in non-cash balances related to operations (note 16)	17,821	3,191	(10,131)

Cash flows provided by continuing operations	16,373	7,442	11,729
Cash flows used in discontinued operations	(508)	(3,925)	(1,716)

Cash flows provided by operating activities	15,865	3,517	10,013
Cash flows from financing activities:
Issue of capital stock	—	—	55,621
Share issue costs, net of income taxes of $1,112 in 2001	—	—	(1,636)

Cash flows provided by financing activities	—	—	53,985
Cash flows from investing activities:
Investment in capital assets	(3,642)	(14,953)	(26,685)
Business acquisitions and investments, net of cash acquired	—	(989)	(39,283)
Proceeds from disposal of capital assets	3,062	3,123	2,060

Cash flows used in investing activities	(580)	(12,819)	(63,908)
Change in cash balances due to foreign exchange	(4,667)	3,258	(1,509)

Increase (decrease) in cash and cash equivalents	10,618	(6,044)	(1,419)
Cash and cash equivalents, beginning of year	7,942	13,986	15,405

Cash and cash equivalents, end of year	$18,560	$7,942	$13,986

Supplemental cash flow information:
Income taxes paid	$1,176	$3,492	$6,203
Interest paid	109	307	47
Supplemental disclosure of non-cash financing and investing activities:
Shares issued in respect of business acquisitions and investments	—	—	43,884

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION
Notes to Consolidated Statements
(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2003, 2002 and 2001

Leitch Technology Corporation ("Leitch" or the "Company") is incorporated under the Ontario Business Corporations Act. The Company is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, internet and business-to-business. Leitch is headquartered in Toronto, Canada, with other key offices in Virginia, Illinois, Kentucky and California in the United States, the United Kingdom, France and Hong Kong.

1.     Significant accounting policies:

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with the accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in note 18.

(a)
Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's main operating subsidiaries are: Leitch Technology International Inc. (Canada); Leitch Incorporated (USA); Leitch Europe Limited (UK); and Leitch Asia Limited (Hong Kong). Intercompany transactions and balances are eliminated on consolidation.

(b)
Measurement uncertainty:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ from those estimates.

(c)
Revenue recognition:

        Revenue is recognized when title to the goods is transferred to customers and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

(d)
Cash and cash equivalents:

        Cash and cash equivalents are defined as highly liquid investments with original maturities of 90 days or less when purchased.

(e)
Inventory:

        Inventory is valued at the lower of cost and net realizable value.

(f)
Capital assets:

        Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Straight line	4% – 5%
Automobiles	Declining balance	30%
Computer equipment and software	Straight line	20% – 33%
Equipment	Straight line	10% – 20%
Leasehold improvements	Straight line	Over term of lease
(g)
Equity-accounted investments:

        Investments in which the Company has significant influence but not control ("partly owned businesses") are accounted for using the equity method. Under the equity method, investments are initially recorded at cost and the carrying value is adjusted thereafter to include the Company's pro rata share of post-acquisition earnings or losses of the investee, computed by the consolidation method. If there is a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(h)
Research and development expenditures:

        Research costs, other than capital expenditures that have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

(i)
Goodwill and acquired technology:

        Effective May 1, 2001, the Company adopted the new provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062 ("Section 3062"), "Goodwill and Other Intangible Assets".

        Goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets of businesses acquired. On May 1, 2001, the Company assigned its goodwill balances to reporting units that coincide with the Company's operating segments. On an annual basis, management conducts a fair value impairment test for goodwill using discounted future cash flows expected to be provided by the operations of the reporting units to determine whether the fair value of each reporting unit exceeds its carrying value, including goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

        Other intangible assets, shown as acquired technology, represent the fair value of existing technology purchased at the time of acquisition of the assets of Agilevision, LLC ("Agilevision") and the common shares of Digital Processing Systems Inc. ("DPS") and are being amortized on a straight-line basis over a period of four years. An impairment in the value of acquired technology is assessed based on projected discounted future cash flows.

        The Company conducted its annual goodwill and acquired technology assessment in the fourth quarter of fiscal 2003 and recorded an impairment charge. The impairment charge is described in note 2.

(j)
Foreign currency translation:

        Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date; revenue and expense items are translated at the average rates prevailing during the year. The resulting gains or losses are included in consolidated net earnings (loss), except exchange gains or losses arising from the translation of the Company's self-sustaining foreign operations, which are included in the cumulative translation account in shareholders' equity. When there is a reduction in the Company's net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation account is included in the determination of consolidated net earnings (loss).

(k)
Income taxes:

        The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized for all significant temporary differences between the tax and accounting treatment bases of assets and liabilities and for certain carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment of the change.

(l)
Investment tax credits:

        The Company uses the cost reduction method of accounting for investment tax credits. Under this method, investment tax credits are treated as a reduction of the relevant asset account or of research and development expenses in the year that the credits become available and there is reasonable assurance that they will be realized.

(m)
Stock-based compensation:

        The Company has a stock option plan for employees and directors. The Company applies the intrinsic value recognition method of accounting for stock options. The Company has adopted CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments". All stock options issued under this plan have an exercise price equal to or greater than the fair market value of the underlying common shares on the date of grant. As a result, no compensation expense is recorded on the granting of options under this plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. The stock option plan is further described in note 10.

(n)
Earnings per share:

        Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

(o)
Financial instruments:

        The Company uses derivative financial instruments to hedge the cash flow risk associated with forecasted transactions in foreign currencies. These instruments include foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and the Company does not enter into derivatives for speculative purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

        Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period as the underlying hedged transaction, or in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

(p)
Recently issued accounting pronouncements:

(i)
Hedging relationships:

        The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company has reviewed the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

  (ii)
  Impairment or disposal of long-lived assets:

        In December 2002, the CICA issued Handbook Section 3063, "Impairment on Disposal of Long-lived Assets ("Section 3063") and revised CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("Section 3475"). These Sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment", and Section 3475, "Discontinued Operations". The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts or fair values, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003, however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

  (iii)
  Guarantees:

        In December 2002, the CICA approved Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees, effective for the Company's first quarter of fiscal 2004. AcG-14 is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. AcG-14 does not apply to product warranties or the measurement requirements under U.S. GAAP. The Company expects that the adoption of AcG-14 will have no material impact on its financial position, results of operations or cash flows.

2.     Goodwill and acquired technology:

        Effective May 1, 2001, the Company adopted the new provisions of Section 3062, "Goodwill and Other Intangible Assets". In accordance with the new standard, the Company has ceased amortizing goodwill, including equity-accounted goodwill.

        The Company's goodwill and acquired technology balances by reporting unit are as follows:

	2003	2002
Goodwill:
Video processing and distribution	$—	$27,248
Servers	—	19,777
Post production	—	26,799

	$—	$73,824

Acquired technology:
Video processing and distribution	$—	$5,705
Post production	—	9,553

	$—	$15,258

        The Company's pro forma net earnings (loss) and basic and diluted earnings (loss) per share, assuming Section 3062 had been adopted at the beginning of fiscal 2001, are as follows:

	2003	2002	2001
Reported net earnings (loss)	$(98,496)	$(44,672)	$2,318
Add amortization of:
Goodwill	—	—	4,803
Equity-accounted goodwill	—	—	2,945

Adjusted net earnings (loss)	$(98,496)	$(44,672)	$10,066

Basic earnings (loss) per share:
Reported net earning (loss)	$(3.31)	$(1.50)	$0.08
Amortization of:
Goodwill	—	—	0.17
Equity-accounted goodwill	—	—	0.10

Adjusted net earnings (loss)	$(3.31)	$(1.50)	$0.35

Diluted earnings (loss) per share:
Reported net earning (loss)	$(3.31)	$(1.50)	$0.08
Amortization of:
Goodwill	—	—	0.17
Equity-accounted goodwill	—	—	0.10

Adjusted net earnings (loss)	$(3.31)	$(1.50)	$0.35

(a)
Goodwill:

        During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test. The weak global economic environment, as well as prolonged declines in the professional video market contributed to an impairment of goodwill in the fourth quarter as estimated fair values of all the Company's reporting units fell below their respective carrying values. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair values were based on management's estimates, including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment charge of $73,824, which reduced its goodwill balance to nil. During the fourth quarter of fiscal 2002, the Company determined that the fair values of each of its reporting units exceeded the carrying values of those reporting units. Accordingly, no impairment loss was recognized in fiscal 2002.

        In fiscal 2002, as a result of the decision to dispose of the Semiconductor segment, the Company wrote down the goodwill balance of its Semiconductor reporting unit to nil. The write-down resulted in a charge to estimated loss on disposal of discontinued operations of $1,311.

        Amortization of goodwill was $4,803 during fiscal 2001.

(b)
Acquired technology:

        In the fourth quarter of fiscal 2003, the Company recorded an impairment charge totalling $9,245, to write down acquired technology in the Video processing and distribution and Post production reporting units in connection with the regular recoverability review of acquired technology.

        Amortization of acquired technology was $6,013, $5,801 and $2,314 for the years ended April 30, 2003, 2002 and 2001, respectively.

3.     Discontinued operations:

        During the second quarter of fiscal 2002, the Company approved a formal plan to sell the Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment, SiliCon Construction Sweden AB ("SiCon Sweden") as a discontinued operation with a measurement date of October 31, 2001. Subsequent to October 31, 2001, the Company closed the North American operations of the Semiconductor segment and wrote down the value of the related goodwill, resulting in an estimated loss on disposal of discontinued operations of $5,347, net of tax benefit of $445. The estimated loss on disposal and results of operations have been excluded from continuing operations in the consolidated statements of earnings for all years presented. The loss from discontinued operations is net of tax benefits of $858 and $870 for the years ended April 30, 2002 and 2001, respectively.

        During fiscal 2003, the Company sold 80.1% of its interest in the Semiconductor operating segment for $299. The Company continues to hold a 19.9% interest in the Semiconductor segment with standard rights applicable to all common shareholders. The Company accounts for its remaining interest in SiCon Sweden as a portfolio investment with a carrying value of nil.

        Assets and liabilities of the Semiconductor segment that are included in the Company's consolidated balance sheets are as follows:

	2003	2002
Cash and cash equivalents	$—	$106
Other current assets	—	373
Capital assets	—	385
Accounts payable and accrued liabilities	(1,038)	(1,695)
Income taxes payable	—	(1)

	$(1,038)	$(832)

        The Semiconductor segment had revenue as follows:

	2003	2002	2001
Revenue	$—	$1,594	$1,426

4.     Business acquisitions:

        Fiscal 2001:

        Digital Processing Systems Inc.:

        On October 12, 2000, the Company acquired a 93% interest in DPS. On November 24, 2000, Leitch acquired the remaining 7% interest in DPS. DPS designs, manufactures and distributes innovative hardware and software products that facilitate the creation, manipulation and dissemination of broadcast quality video and audio content. The purchase consideration for the two transactions totalled $86,262, including acquisition costs of $2,380. The purchase price of $83,882 was funded through Leitch's cash resources and the issuance of 1,743,357 common shares valued at $43,884. The excess cost over the fair value of net tangible assets acquired of $64,196 has been allocated to acquired technology and goodwill. The acquired technology is being amortized over four years.

        The acquisition has been accounted for using the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

        Details of the net assets acquired, at fair value, and the consideration given are as follows:

Net working capital	$10,523
Capital assets	7,960
Investments in partly owned businesses	1,674
Future income taxes	1,909
Acquired technology	22,300
Goodwill	41,896

$86,262

Consideration comprises:
Cash	$39,998
Capital stock	43,884
Acquisition costs	2,380

$86,262

5.     Investments in partly owned businesses:

        The investments in partly owned businesses comprise the following net balances:

	Ownership %	2003	Ownership %	2002
Path 1 Network Technologies Inc.	17	$—	35	$—
eyeon Software Inc.	50	1,708	50	1,777
FastVibe Corporation	—	—	13	—

		$1,708		$1,777

        The equity interest in losses (earnings) of partly owned businesses and write-downs comprise:

	2003	2002	2001
Equity interest in losses (earnings):
Path 1 Network Technologies Inc.	$—	$2,147	$8,323
eyeon Software Inc.	69	(33)	(70)
FastVibe Corporation	—	290	793
Write-downs (gains):
Path 1 Network Technologies Inc.	—	25,249	—
FastVibe Corporation	(258)	2,592	—

	$(189)	$30,245	$9,046

(a)
eyeon Software Inc.:

        On October 12, 2000, the Company acquired a 50% interest in eyeon Software Inc. ("eyeon") as part of the Company's acquisition of DPS. eyeon develops compositing and image processing software that is bundled in DPS products, as well as sold to third parties. The Company has significant influence but does not control eyeon and accounts for this investment under the equity method. At the time of acquisition of DPS, eyeon's fair value was determined to be $1,674. DPS acquired its 50% interest in eyeon in 1996.

(b)
FastVibe Corporation:

        On September 20, 2000, the Company acquired a 12.5% interest in FastVibe Corporation ("FastVibe"). Purchase consideration totalled $3,675, comprised entirely of cash. The excess of cost over net tangible assets acquired of $3,570 was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in FastVibe by $2,592 for other than temporary decline in the fair value of the investment.

        During 2003, the Company sold its interest in FastVibe for proceeds of $258.

(c)
Path 1 Network Technologies Inc.:

        On April 20, 2000, the Company acquired a 37.7% interest in Path 1 Network Technologies Inc. ("Path 1"). Path 1 designs and develops software and hardware that allows for broadcast quality video, CD quality audio, telephony and other time-critical data to be transmitted end-to-end over IP Ethernet Networks with guaranteed quality of service.

        The purchase consideration totalled $35,563, comprising $16,178 and 806,000 common shares valued at $19,385, which resulted in an excess of cost over net tangible assets acquired of $34,102. The purchase price difference was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in Path 1 by $25,249 as a result of a number of factors, including the financial condition of both Path 1 and the markets in which it operates. Management believes that the resulting decline in the value of its investment in Path 1 is other than temporary.

6.     Banking facilities:

        The Company has a 364-day revolving operating bank line of up to Cdn. $30,000,000, bearing interest at a variable rate based on the bank's prime lending rate or U.S. dollar base rate plus a spread based on certain financial ratios. The spread at April 30, 2003 was 0.25%. In addition, the Company is obligated to pay a commitment fee based on certain financial ratios (2003 — 0.375%) on the unused portion. The line is secured by substantially all of the accounts receivable of the Company. No amounts were drawn under the facility at April 30, 2003 and 2002.

7.     Inventory:

	2003	2002
Raw materials	$18,209	$18,980
Work in progress	3,930	5,858
Finished goods	34,734	40,214

	$56,873	$65,052

8.     Capital assets:

2003	Cost	Accumulated depreciation	Net book value
Land	$1,584	$—	$1,584
Buildings	10,574	4,559	6,015
Automobiles	284	268	16
Computer equipment and software	25,834	12,264	13,570
Equipment	57,201	36,172	21,029
Leasehold improvements	8,043	2,854	5,189

	$103,520	$56,117	$47,403

2002	Cost	Accumulated depreciation	Net book value
Land	$2,745	$—	$2,745
Buildings	13,389	4,229	9,160
Automobiles	392	342	50
Computer equipment and software	24,561	7,502	17,059
Equipment	56,438	30,758	25,680
Leasehold improvements	7,966	1,985	5,981
	$105,491	$44,816	$60,675

9.     Capital stock:

        Authorized:

        Unlimited preference shares, issuable in series

        Unlimited common shares

        A summary of changes to issued share capital is as follows:

	Common shares
	Number	Amount
Issued and outstanding, April 30, 2000	25,894,673	$116,197
Issue of common shares for cash	2,000,000	52,800
Share issuance costs, net of income taxes of $1,112	—	(1,636)
Issue of common shares in connection with acquisition of DPS (note 4)	1,743,357	43,884
Exercise of options for cash, including a tax recovery on certain options exercised by U.S. employees of $154	144,050	2,821

Issued and outstanding, April 30, 2001, 2002 and 2003	29,782,080	$214,066

10.   Stock-based compensation:

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

        Activity under the Company's stock option plan is summarized as follows:

	Options	Weighted average exercise price per option
Outstanding, April 30, 2000	2,658,310	$23.56
Granted	1,093,500	22.43
Exercised	(144,050)	18.45
Cancelled	(418,975)	26.16

Outstanding, April 30, 2001	3,188,785	23.06
Granted	881,500	11.05
Cancelled	(1,138,085)	21.80

Outstanding, April 30, 2002	2,932,200	19.94
Granted	410,000	7.18
Cancelled	(521,825)	25.17

Outstanding, April 30, 2003	2,820,375	$17.12

Exercisable, April 30, 2003	1,367,950	$20.96

        The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2003:

	Options outstanding
			Options exercisable
		Weighted average remaining contractual life (years)
Range of exercise prices	Number outstanding		Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$4.04 — $8.07	395,000	4.8	$7.08	22,450	$7.18
$8.07 — $12.11	457,250	3.6	9.34	137,500	9.30
$12.11 — $16.14	450,000	3.3	13.83	123,000	14.80
$16.14 — $20.18	230,750	2.3	19.58	130,450	19.42
$20.18 — $24.21	838,375	1.4	22.53	627,575	22.94
$24.21 — $28.25	409,000	1.5	24.98	291,875	24.95
$32.28 — $36.32	40,000	0.7	34.08	35,100	34.12

	2,820,375	2.6	$17.12	1,367,950	$20.96

        The Company applies the intrinsic value-based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the years ended April 30, 2003, 2002 and 2001. Section 3870, "Stock-based Compensation and Other Stock-based Payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	2003	2002
Loss for the year:
As reported	$(98,496)	$(44,672)
Pro forma	(99,673)	(45,279)

Loss per share as reported:
Basic	$(3.31)	$(1.50)
Diluted	(3.31)	(1.50)

Loss per share pro forma:
Basic	$(3.35)	$(1.52)
Diluted	(3.35)	(1.52)

The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for stock options granted on or after May 1, 2001 was $3.01 and $6.20 for the years ended April 30, 2003 and 2002, respectively. The weighted average fair value of a stock option with an exercise price greater than the estimated market price of a common share on the date of grant for stock options granted on or after May 1, 2001 was $1.71 and nil for the years ended April 30, 2003 and 2002, respectively. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following assumptions:

	2003	2002
Risk-free interest rate	4.2% — 4.5%	4.4% — 5.3%
Expected life	4.3 — 5 years	5 years
Expected volatility	22% — 50%	42% — 69%

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future years.

11.   Earnings (loss) per share:

        The computation of basic earnings (loss) per share is as follows:

	2003	2002	2001
Net earnings (loss) attributable to common shares	$(98,496)	$(44,672)	$2,318

Weighted average common shares outstanding	29,782,080	29,782,080	28,577,275

Basic earnings (loss) per share	$(3.31)	$(1.50)	$0.08

11.   Earnings (loss) per share (continued):

        The computation of diluted earnings (loss) per share is as follows:

	2003	2002	2001
Earnings (loss) attributable to common shares	$(98,496)	$(44,672)	$2,318

Weighted average common shares outstanding	29,782,080	29,782,080	28,577,275
Assumed exercise of stock options, net of common shares assumed repurchased with the proceeds	—	—	203,381

Weighted average potential common shares outstanding(1)	29,782,080	29,782,080	28,780,656

Diluted earnings (loss) per share	$(3.31)	$(1.50)	$0.08

(1)
For 2003 and 2002, excludes the effect of all options as they are anti-dilutive due to the loss.

12.   Income taxes:

        The provision for income taxes comprises:

	2003	2002	2001
Current tax expense	$448	$2,910	$11,380
Future tax recovery	(2,693)	(2,528)	(2,875)

	(2,245)	382	8,505
Future tax expense (recovery) — partly owned businesses	—	2,133	(2,148)

Income tax expense (recovery)	$(2,245)	$2,515	$6,357

The Company's provision for income taxes is made up as follows:

	2003	2002	2001
Provision for income taxes expenses (recovery) based on statutory Canadian corporate tax rates	$(38,312)	$(11,592)	$3,366
Effect on provision (recovery) attributable to the following items:
Manufacturing and processing credit	(154)	1,376	(1,597)
Foreign operations subject to different tax rates	472	685	(56)
Non-deductible amortization of goodwill and acquired technology	30,005	(1,482)	2,657
Differences between carrying cost and adjusted cost base of the investment in partly owned businesses	28	14,288	1,754
Non-taxable research and development credits	(731)	(508)	(263)
Other	932	(252)	496
Valuation allowance	5,515	—	—

Income tax expense (recovery)	$(2,245)	$2,515	$6,357

        Future income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis.

12.   Income taxes (continued):

        Future tax assets and liabilities comprise the following as at April 30, 2003 and 2002:

	2003	2002
Future tax assets:
Current:
Inventory and similar reserves	$5,705	$4,834
Income tax effect of net operating losses carried forward	—	103

	5,705	4,937
Long-term:
Income tax effect of net operating losses carried forward	19,353	16,810
Income tax effect of non-operating losses carried forward	728	59
Share issue costs	417	734
Goodwill	1,309	1,573
Research and development pool	2,845	—
Other	883	—

	25,535	19,176
Less valuation allowance	5,515	—

	20,020	19,176
Total future tax assets	$25,725	$24,113

Future tax liabilities:
Current:
Investment tax credits	$—	$2,437
Long-term:
Acquired technology	—	3,683
Capital assets — differences in depreciation and undepreciated capital costs	2,423	2,976
Investment tax credits	1,038	—
Other	1,946	—

	5,407	6,659

Total future tax liabilities	$5,407	$9,096

        During 2002, the Company wrote off the future tax assets relating to Path 1 and FastVibe, amounting to $2,148.

13.   Pension costs:

        A number of subsidiaries of the Company operate defined contribution savings plans (the "Plans") for their employees. The assets of the Plans are held separately from those of the Company in independently administered funds. Contributions paid and expensed by the Company for the years ended April 30, 2003, 2002 and 2001 amounted to $1,382, $1,357 and $281, respectively.

14.   Segmented information:

        The Company's operations include three reportable segments. These segments are video processing and distribution, Servers, and Post production. Video processing and distribution includes products that are used to distribute, process and switch high quality video and audio signals. The Servers segment designs, manufactures and sells video servers. The Post production segment includes products that are used to capture, edit and record digital video.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates performance based on several factors, of which the primary financial measures are revenue and contribution margin. The Company defines contribution margin as gross margin less net research and development costs.

        Inter-segment transactions are accounted for at market prices.

  (a)
  Industry segments:

2003	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$126,537	$32,667	$20,777	$—	$—	$179,981
Internal	—	—	—	4,608	(4,608)	—

	$126,537	$32,667	$20,777	$4,608	$(4,608)	$179,981

Contribution margin	$43,237	$5,702	$7,480	$4,608	$(4,608)	$56,419
Selling and administrative expenses						68,411
Interest income, net						(144)

Loss from continuing operations before amortization, equity interests and income taxes						$(11,848)

Total assets	$131,868	$29,294	$18,003	$8,301	$—	$187,466

Capital asset expenditures	$2,297	$690	$655	$—	$—	$3,642

2002	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$140,779	$35,252	$22,211	$—	$—	$198,242
Internal	—	—	—	3,258	(3,258)	—

	$140,779	$35,252	$22,211	$3,258	$(3,258)	$198,242

Contribution margin	$53,128	$9,488	$8,241	$3,258	$(3,258)	$70,857
Selling and administrative expenses						69,782
Interest income, net						(260)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,335

Total assets	$195,052	$55,362	$45,889	$11,091	$—	$307,394

Capital asset expenditures	$11,158	$1,647	$1,765	$—	$—	$14,570

Goodwill and acquired technology additions	$989	$—	$—	$—	$—	$989

2001	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$159,366	$42,008	$16,794	$—	$—	$218,168
Internal	—	—	—	1,625	(1,625)	—

	$159,366	$42,008	$16,794	$1,625	$(1,625)	$218,168

Contribution margin	$65,631	$16,762	$7,469	$1,625	$(1,625)	$89,862
Selling and administrative expenses						64,354
Interest income, net						(1,808)

Earnings from continuing operations before amortization, equity interests and income taxes						$27,316

Total assets	$218,768	$41,360	$44,136	$38,063	$—	$342,327

Capital asset expenditures	$16,312	$5,166	$6	$4,459	$—	$25,943

Goodwill and acquired technology additions	$22,300	$—	$41,896	$—	$—	$64,196

  (b)
  Geographic segments:

        The Company's external revenue by geographic region is based on the region in which the customer is located. The identifiable assets and goodwill are based on the geographic area in which the Company operates:

2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$89,874	$33,034	$27,134	$29,939	$179,981
Identifiable assets	55,627	32,200	94,183	5,456	187,466
2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$97,119	$39,065	$32,611	$29,447	$198,242
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082
2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$101,000	$60,758	$27,815	$28,595	$218,168
Identifiable assets	65,932	35,056	140,456	5,678	247,122
Goodwill and acquired technology	19,777	14,245	61,183	—	95,205

15.   Financial instruments:

  (a)
  Foreign currency risk management:

        The Company uses derivative financial instruments, principally foreign exchange option agreements and foreign exchange forward contracts, to manage the risk to the Company from fluctuations in exchange rates. Derivative financial instruments are not used for speculative purposes. Foreign exchange option and forward contracts are entered into with maturities of no longer than two years. As at April 30, 2003, the Company had entered into various option contracts to sell U.S. dollars and Euros at various rates and increments aggregating U.S. $12,000 and EUR 6,000. The contracts mature at various dates up to April 30, 2004. As at April 30, 2002, the Company had entered into various forward contracts to sell U.S. dollars at various rates and increments in the aggregate U.S. $4,000. The contracts mature at various dates up to June 28, 2002. As at April 30, 2001, the

Company had entered into various forward contracts to sell U.S. dollars and Euros at various rates and increments aggregating U.S. $14,000 and EUR 600. The contracts matured at various dates up to November 30, 2001. On May 1, 2001, the Company purchased an average rate put option on U.S. $34,000 with an exchange rate of $1.50, maturing on April 29, 2002.

  (b)
  Credit risk:

        The Company does not have a significant exposure to any individual customer. As at April 30, 2003 and 2002, substantially all of the Company's accounts receivable were insured, with the exception of G7 governments and certain Fortune 500 companies. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative financial instruments and accounts receivable insurance contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

  (c)
  Fair value disclosures:

        The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. The fair value of the foreign exchange option and forward contracts were $887 and nil higher than the carrying value of nil at April 30, 2003 and 2002, respectively. The fair value of the options and forward contracts was estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate the agreement.

16.   Net change in non-cash balances related to operations:

        The net change in non-cash balances related to continuing operations is as follows:

	2003	2002	2001
Accounts receivable	$19,487	$853	$(7,546)
Inventory	8,179	(1,940)	6,877
Income taxes	1,875	774	1,478
Prepaid expenses and other assets	1,097	(2,747)	1,604
Accounts payable and accrued liabilities	(13,325)	6,251	(12,366)

	$17,313	$3,191	$(9,953)

17.   Commitments and contingencies:

        The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

2004	$5,221
2005	4,071
2006	3,484
2007	3,182
2008	2,992
Thereafter	8,003

$26,953

        Rent expense was $4,569, $5,093 and $2,159 for the years ended April 30, 2003, 2002 and 2001, respectively.

18.   Reconciliation to U.S. GAAP:

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP:

	2003	2002	2001
Net earnings (loss) in accordance with Canadian GAAP	$(98,496)	$(44,672)	$2,318
DPS acquisition differences (a)	3,994	1,107	(5,821)
Adjustment to equity-accounted investment (b)	—	10,473	510
Tax effect of above adjustments	(610)	(6,151)	23

Loss in accordance with U.S. GAAP	(95,112)	(39,243)	(2,970)
Change in cumulative translation account (c)	(5,321)	3,258	153
Mark-to-market gain on cash flow-hedged foreign currency contracts, net of income tax effect (c) and (d)	612	125	—

U.S. GAAP comprehensive loss	$(99,821)	$(35,860)	$(2,817)

U.S. GAAP loss per share:
Basic	$(3.35)	$(1.20)	$(0.10)
Diluted	(3.35)	(1.20)	(0.10)

Shareholders' equity based on Canadian GAAP	$157,183	$261,000	$302,414
DPS acquisition differences, net of income tax effect (a)	—	(3,384)	(4,204)
Adjustment to equity-accounted investment, net of income tax effect (b)	—	—	(4,609)
Other comprehensive income (c) and (d)	612	125	—

Shareholders' equity based on U.S. GAAP	$157,795	$257,741	$293,601

        Summary of accounting policy differences:

  (a)
  Adjustment for DPS acquisition differences, including in-process research and development ("IPR&D") and other acquisition costs:

        Statement of Financial Accounting Standards 2, "Accounting for Research and Development Costs" ("SFAS 2") requires that all research and development costs be charged to expense as incurred. As a result, under U.S. GAAP, the Company would have expensed all acquired IPR&D related to the acquisition of DPS. The amount of IPR&D was determined through an independent valuation. The amount of IPR&D recorded under Canadian GAAP at April 30, 2001, which is included in acquired technology, totalled $2,973, which is net of future income taxes of $897. The write-down and amortization of acquired technology related to IPR&D recorded during the years ended April 30, 2003 and 2002 was $2,153 and $820, net of future taxes of $610 and $287, respectively. As a result, earnings before income taxes for the years ended April 30, 2003, 2002 and 2001 would increase (decrease) by $2,763, $1,107 and ($3,870), respectively and provision for future income taxes for the years ended April 30, 2003, 2002 and 2001 would (increase) decrease by ($610), ($287) and $897, respectively.

        Emerging Issues Tax Force ("EITF") Abstract, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity", and Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", requires a charge to earnings for certain costs resulting from an acquisition that are to be incurred by an acquiring company. Under Canadian GAAP, for acquisitions completed prior to December 21, 2000, these costs could be included in the allocation of the acquisition purchase cost subject to certain conditions. The Company included $1,280 for certain costs to be incurred by Leitch, which is net of future income taxes of $720 in its allocation of the acquisition purchase cost. As a result, under U.S. GAAP for the year ended April 30, 2001, selling and administrative expenses would increase by $2,000, provision for future income taxes would decrease by $720 and the amortization of goodwill and acquired technology would be reduced by $49. Goodwill would decrease by $1,231. There was no impact under U.S. GAAP for the year ended April 30, 2002.

        Under Canadian GAAP for the year ended April 30, 2003, the Company wrote off $1,231 in goodwill that would not have been included in goodwill under U.S. GAAP. As a result, under U.S. GAAP for the year ended April 30, 2003, write-down and amortization of acquired technology and goodwill would be reduced by $1,231.

  (b)
  Adjustment to equity-accounted investment:

        Under SFAS 2, the Company would have expensed all acquired IPR&D related to the investment in Path 1 in fiscal 2000. The Company's share of the IPR&D totalled $6,601, net of future taxes of $4,400. For the years ended April 30, 2001 and 2000, the amortization charge for goodwill would be reduced by $510 and $18, respectively, by allocating part of the purchase price to IPR&D. For the year ended April 30, 2001, tax rate reductions would reduce future income tax benefits by $1,594. As a result, the equity interest in the loss of Path 1 for the years ended April 30, 2001 and 2000 would increase by $1,084 and $3,525, respectively, net of future income taxes of ($1,594) and $3,058, respectively. The investment in Path 1 would increase (decrease) by $510 and ($6,583) and future income taxes would increase (decrease) by ($1,594) and $3,058, respectively. During the year ended April 30, 2002, the Company wrote off its entire investment in Path 1. Under U.S. GAAP, the write-down would be reduced by $4,609 for the charges taken in 2001 and 2000.

  (c)
  Comprehensive income:

        Under Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" ("SFAS 130"), all changes in shareholders' equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations of the period. Under Canadian GAAP, changes in the cumulative translation account are excluded from earnings and are included as separate component of shareholders' equity and unrealized gain or losses on cash flow hedge transactions are not recorded until the hedged item is recognized in earnings.

  (d)
  Derivatives:

        The Company designates its derivatives based upon criteria established by SFAS 133. The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates. These instruments include purchased foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as cash flow hedges. For these derivatives, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

        During 2002, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as their assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

        For the years ended April 30, 2003 and 2002, the application of SFAS 133 would have no impact on the Company's net earnings (loss). There was no transitional adjustment required on adoption of SFAS 133 on May 1, 2001. As at April 30, 2003 and 2002, prepaid expenses and other assets would increase by $887 and $184, respectively, future income taxes, a current asset, would decrease by $275 and $59, respectively, and other comprehensive income, a component of shareholders' equity under U.S. GAAP, would increase by $612 and $125, respectively.

  (e)
  Income taxes:

        For Canadian GAAP, the Company follows the provisions of the CICA Handbook Section 3465, "Income Taxes". For U.S. GAAP reconciliation purposes, the Company follows the recommendation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

        Under U.S. GAAP, investment tax credits received by the Company in respect of its research and development expenditures are recorded as a reduction of income tax expense, while under Canadian GAAP, these tax credits are recorded as a reduction of the research and development expense. Although there is no impact on net earnings (loss), under U.S. GAAP, earnings (loss) before income tax expense for the years ended April 30, 2003, 2002 and 2001 would have decreased by $3,532, $3,516 and $3,107, respectively, and income tax expense would have decreased by a corresponding amount.

  (f)
  Amortization of goodwill and acquired technology:

        Under U.S. GAAP, the Company would not present a subtotal prior to write-down and amortization of acquired technology and goodwill and would include write-down and amortization of acquired technology and goodwill with other operating costs under the heading expenses.

19.   Comparative figures:

        Certain 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

QuickLinks

LEITCH TECHNOLOGY CORPORATION
AUDITORS' REPORT TO THE SHAREHOLDERS
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars) April 30, 2003 and 2002
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except per share amounts) Years ended April 30, 2003, 2002 and 2001
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS (continued) (In thousands of Canadian dollars, except per share amounts) Years ended April 30, 2003, 2002 and 2001
LEITCH TECHNOLOGY CORPORATION Consolidated Statements of Retained Earnings (Deficit) (In thousands of Canadian dollars) Years ended April 30, 2003, 2002 and 2001
LEITCH TECHNOLOGY CORPORATION Consolidated Statements of Cash Flows (In thousands of Canadian dollars) Years ended April 30, 2003, 2002 and 2001